1492 CAPITAL MANAGEMENT, LLC

SUMMARY OF PROXY VOTING POLICY AND PROCEDURES

The following information briefly summarizes 1492 Capital Management, LLC’s (the “Firm”) Policy and Procedures regarding how the Firm votes proxies when providing advisory services to its clients.

Guiding Principles.  The Firm’s Policy and Procedures relating to voting proxies are designed to ensure that proxies are voted in the best interests of the clients.  The Policies and Procedures to not apply to those situations where the client has retained voting discretion.  In those situations, the Firm will cooperate with the client to ensure proxies are voted s directed by the client.  In addition, the Firm will abide by specific voting guidelines on certain policy issues as requested by particular clients on a case-by-case basis.

Primary Objective.  In general, proxies will be voted in a manner designed to maximize the value of client investments.  In evaluating a particular proxy proposal, the Firm will take into consideration, among other things, the period of time over which the voting shares of the company are expected to be held, the size of the position, the costs involved in the proxy proposal and the existing governance documents of the affected company, as well as its management and operations.  Proxy proposals that change the existing status of a company will be reviewed to evaluate the desirability of the change, and to determine the benefits to the company and its shareholders, but the Firm’s primary objective is always to protect and enhance the economic interests of its clients.

Generally, it is the Firm’s policy to vote in accordance with management’s recommendations on most issues since the capability of management is one of the criteria used by the Firm in selecting stocks.

Exceptions.  When the Firm believes management is acting on its own behalf, instead of on behalf of the well-being of the company and its shareholders, or when the Firm believes that management is acting in a manner that is adverse to the rights of the company’s shareholders, the Firm will take steps to represent the interests of its clients and, as a result, may elect to vote against management’s recommendations.

In situations where the Firm is extremely displeased with management’s performance, it may withhold votes or vote against management’s slate of directors and other management proposals as a means of communicating its dissatisfaction.  This occasion most often develops when the Firm believes that management has displayed a consistent inability or lack of interest in moving the company toward achieving its potential and that a message needs to be sent that the company’s shareholders are not satisfied with the status quo.

Other Factors the Firm Considers.  The Firm recognizes that the activity or inactivity of a company with respect to matters of social, political or environmental concern may have an effect upon the economic success of the company and the value of its securities.  However, the Firm does not consider it appropriate, or in the interests of its clients, to impose its own moral standards on others.  Therefore, it normally supports management’s position on matters of social, political or environmental concern, except where it believes that a different position would be in the economic interests of company shareholders.

Conflicts.  In evaluating a proxy proposal, the Chief Compliance Officer is ultimately responsible for considering whether there are any circumstances that may give rise to a conflict of interest in connection with voting client proxies either because of a business relationship between the Firm and the company or otherwise.

Voting Procedures.  All proxy proposals are voted on an individual basis.  In general, when a conflict exists, the Chief Compliance Officer determines whether the proxy may be voted by the Firm or whether it should be referred to the client (or another fiduciary of the client) for voting purposes.  Alternatively, the Firm may consult directly with a client to obtain the client’s consent before voting the proxies.  The Firm will not refrain from voting proxies just because a conflict exists because the Firm has a fiduciary duty to take action on all proxies.